

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2014

Via E-mail
Jayshree Ullal
Chief Executive Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

> **Re:** **Arista Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-194899**

Dear Ms. Ullal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated February 27, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to prior comment 6 regarding your $100 million in outstanding convertible notes. Please revise your summary to clarify that the noteholders have informed Arista that they will convert the principal amount with accrued interest outstanding into shares of common stock upon completion of your initial public offering. If the noteholders are not bound to convert their notes into common stock, please revise to discuss the consequences if you must redeem the notes using cash. Also, please file the note agreements with your co-founders as exhibits and any other material notes.

2.	We note your response to prior comment 7. Please disclose the percentage of voting power that your officers, directors and principal shareholders will control after the offering.

Risk Factors, page 12

3.	While your response to prior comment 9 indicates that your co-founder Mr. Cheriton resigned as director. We also note that he has placed his Arista shares in an irrevocable trust for his minor children. Please outline Mr. Cheriton's continuing role, if any, with Arista Networks.

Management's Discussion and Analysis, page 57

4.	We note on page 65 that the increase in revenue was due to an increase in sales of switch products and related accessories to existing customers. Please expand the discussion to quantify the changes in revenues from period to period for all periods presented due to changes in price and changes in volume of units sold. See Financial Reporting Codification section 501.04 for guidance.

5.	Refer to your discussion of gross margin on page 65. Please expand your discussion of gross margin for each of the periods presented to quantify any material changes in gross margin not quantified in the discussion of revenues and cost of sales.

6.	Refer to your discussion of inventory on page 74. Please expand your discussion of costs of sales for all periods presented to separately quantify the amount of change from period to period, including changes due to manufacturing overhead costs and volume so the reader can ascertain the increase in cost of sales due to changes in shipment volume. Consider integrating the disclosure of inventory reserves into your discussion of costs of sales.

Business, page 88

7.	We note your response to prior comment 18 regarding whether the number of your end customers is a key metric used by management to evaluate your business. Please explain why you believe the number of your end customers is not a key metric in spite of the prominence you provide such figures on pages 1, 58, and 88 of your prospectus.

8.	We note your response to prior comment 23 regarding your backlog disclosure, as required by Item 101(c)(1)(viii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog, even if cancellable. If you believe that the dollar amount of the backlog orders is not material to an understanding of your business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years is not material. In your analysis, please provide us your recent backlog balances for the prior two years, if available.

9.   Your case studies reference deployments that took place as long as four years ago in response to prior comment 25. Please advise us whether such older deployments, two in 2010 and two in 2012, are representative of your more recent deployments. Further, please clarify whether each case study primarily involves products and services that you currently offer.

10.   In response to prior comment 28, you refer to an undisclosed channel partner that sells to your largest end customer Microsoft. Please identify this channel partner and describe its relationship to both you and Microsoft. For example, please clarify whether it exclusively sells your products to Microsoft or if it sells your products and services to other end-customers. Since the sales to Microsoft are 22% of your total revenue for fiscal year 2013 through this entity, please advise us whether you have any material agreements with this reseller for which you are substantially dependent upon. If yes, please file these agreements pursuant to Item 601(b)(1) of Regulation S-K.

11.   We note your response to prior comment 32 regarding your dispute with Optumsoft over your licensed intellectual property. In light of Optumsoft's lawsuit filed in Santa Clara County Superior Court and your counter-claim, please update your legal proceedings disclosure.

Principal Stockholders, page 123

12.   In prior comment 40, we requested, in part, why you believe the disclosure of the disclaimers of beneficial ownership on behalf of your management is appropriate. It is unclear why you still provide these disclaimers.

Underwriting, page 137

13.   We note your response to prior comment 41 regarding your underwriters' compliance with FINRA Rule 5131. Please briefly describe the notice requirements.

Financial Statements

Note 3: Balance Sheet Components, page F-18

14.   Refer to your disclosure of property and equipment on page F-20 and financing obligation-build-to-suit lease on page F-25. Please expand the disclosure to specifically address the criteria in ASC 840-10 that permit the classification of the lease as a capital lease, including whether the lease includes a transfer-of-ownership provision or bargain-purchase-option provision. Also, disclose whether the land and building are considered

separately or as a single unit and the reason for such classification.   Please revise to include all disclosures required pursuant to ASC 840-30-50-1. Also, please supplementally tell us how you applied the guidance in ASC 840-20-25-11 in your accounting for the lease during the construction period.

Note 6: Commitments and Contingencies, page F-24

15.   Refer to your response to comment 46. We note that you state that you are unaware of the precise components of EOS that are in dispute but we also note that you state in the disclosure that Optumsoft requested that you "assign certain components" of your software. Please expand the disclosure of legal proceedings beginning on page F-26 to describe in detail what Optumsoft is requesting, including a description of the components using the language in pages 95 and 96 and disclose the nature of the contingency in accordance with ASC 450-20-50-4 in sufficient detail for the investor to understand the impact of a negative outcome of this dispute on your operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.